
May 29, 2009

Mr. Curtis W. Mewbourne
President and Director
Mewbourne Energy Partners 08-A, L.P.
3901 South Broadway
Tyler, TX 75701

      Re: **Mewbourne Energy Partners 08-A, L.P.**
              Form 10 filed April 30, 2009
              File No. 0-53648

Dear Mr. Mewbourne:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10 filed April 30, 2009

General

1.   Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment you file we will find your responsive changes. Similarly, to minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your document. For example, we might comment on one section or example, but our silence on similar or related disclosure elsewhere in the document does not relieve you of the need to make appropriate revisions elsewhere.

2.   The Form 10 registration statement will become automatically effective 60 days from the date you filed it with the Commission. See Section 12(g)(1) of the Securities Exchange Act of 1934. Upon effectiveness, you will become subject to the reporting requirements of the Exchange Act.

3.   We advise you of the requirement to update the financial statements of Mewbourne Energy Partners 08-A, L.P. and Mewbourne Development Corporation for the most recent interim periods. Please refer to Regulation S-X, Rule 3-12 for further guidance.

4.   Please provide updated disclosure with each amendment.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 8

Critical Accounting Policies, page 10

5.   We note you recorded a cost ceiling write-down of approximately $7 million at December 31, 2008 in accordance with the full cost method of accounting for your oil and gas activities. Your current disclosure states the write-down is due to lower oil and gas prices as of year end. Please revise your disclosure to include a sensitivity analysis which demonstrates the impact of oil and gas prices on your ceiling test. Such disclosure should provide investors with information that illustrates the impact that lower oil and gas prices would have on the recorded value of your capitalized oil and gas properties. In addition, expand your disclosure to describe all other significant estimates and assumptions that you applied when preparing your ceiling test as of December 31, 2008. We refer you to Section 501.14 of the Financial Reporting Codification.

Organization and Related Party Transactions, page 12

6.   Please expand your disclosure, in this section and/or the "Partnership Agreement" section beginning on page 18, to address potential conflicts of interest with regard to the multiple roles played by various persons and entities with respect to MD, MOC and the registrant.

Properties, page 13

7.   We note your description on page 26 as to the form of ownership of the properties (MOC, MD and the Partnership are joint owners or tenants-in-common of undivided working interests in the Program's oil and gas properties). Please provide a cross-reference to that disclosure or add a similar description to this section.

Security Ownership of Management, page 14

8.   We note your statement that "The registrant does not have any officers or
        directors." However, please disclose any beneficial ownership of the registrant's
        securities by MD or by officers or directors of MD.

Description of Registrant's Securities to be Registered

Partnership Agreement, page 18

9.   Please expand your disclosure to address the following points:
        ● The fiduciary responsibilities owed by the managing general partner to the
          other partners of the registrant,
        ● Any modifications that have been made to the relevant state-law fiduciary
          standards,
        ● The reasons for any such modifications,
        ● A comparison of the state-law fiduciary standards with the standards as
          modified by the partnership agreement, and
        ● The specific benefits and detriments to the managing general partner and the
          other partners from each such modification.
        Please consider using a tabular format for this disclosure.

10.   Please expand your disclosure to present a clear description of the legal rights and
        remedies of the limited partners and of the general partners other than the
        managing general partner with regard to enforcing the fiduciary responsibilities of
        the managing general partner.

Report of Independent Registered Public Accounting Firm, page 30

11.   We note the April 27, 2008 date of your auditor's report on your financial
        statements as of and for the period ending December 31, 2008. As the date of the
        report precedes the date of your financial statements, please correct the date of the
        report or explain why the April 27, 2008 date is appropriate.

1. Significant Accounting Policies, page 35

12.   We note the statement that "The Partnership conducts its activities through
        Mewbourne Energy Partners 08 Drilling Program (the 'Program'). Its sole
        business is the development and production of oil and gas with a concentration on
        gas [emphasis added]." We do not see a mention elsewhere in the document of
        the "concentration on gas." If there is a concentration on gas, please add
        disclosure to that effect in other relevant sections of the document.

Accounting for Oil and Gas Producing Activities, page 36

13.   Your disclosure in the Properties section on page 13 states certain fractional
       working interests were acquired through your participation in the drilling of oil
       and gas wells. To further our understanding of the initial acquisition of these
       property interests, please describe:
       - How the property interests are acquired or contributed to the Partnership. It is
         unclear whether the Partnership receives these interests in exchange for its
         drilling activities or whether the Partnership initially acquires the property and
         later completes its drilling activities.
       - Whether the properties are proved or unproved upon acquisition or
         contribution. If the properties contain proved reserves upon acquisition by the
         Partnership, tell us whether the reserves are developed, undeveloped or
         producing. As part of your response, tell us how you considered the
         requirement to provide predecessor financial information as well as financial
         statements under Rule 405 of Regulation C.
       - Whether the Partnership accounts for the acquisition of property interests at
         fair value or carry over basis from the Drilling Program. Please support your
         accounting for these acquisitions and expand your disclosures to address your
         accounting policy for such property acquisitions.
       - What you mean by your disclosure in footnote 1 to the table presented on
         page 39: "The Partnership's financial statements reflect its respective
         proportionate interest in the Program." This statement appears to contradict
         your accounting policy footnotes, specifically the accounting for oil and gas
         activities. Please clarify whether you hold an equity interest in the Drilling
         Program or revise this statement, as appropriate.

Earnings per Partnership Unit, page 38

14.   Tell us whether the three classes of units (limited partner, general partner and
       managing general partner) require the application of the two-class method for
       calculating and presenting earnings per partnership unit in accordance with SFAS
       128 and EITF 03-6. Please expand your disclosures and revise your presentation
       on the statement of operations, as applicable.

8. Supplemental Oil and Gas Information (Unaudited), page 48

15.   Please tell us the reason for the decrease in future income tax expense in your calculation of the standardized measure of discounted future net cash flows as of June 30, 2008 of $82.3 million to $7.5 million as of December 31, 2008. We note the decrease in future cash inflows during this same period, which may have contributed to the decrease in future income tax expense, was not as significant.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Shannon Buskirk at (202) 551-3717 or Christopher White, Branch Chief, at (202) 551-3461 if you have questions regarding comments on the financial statements and related matters. Please contact Norman Gholson, Attorney-Advisor, at (202) 551-3237 or me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: C. White
        S. Buskirk
        N. Gholson